MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE

YEAR ENDED DECEMBER 31, 2013

As at March 17, 2014

(Dollar amounts expressed in US dollars, unless otherwise indicated)

FORTUNA SILVER MINES INC.

Management’s Discussion and Analysis

For the year ended December 31, 2013

(Dollar amounts expressed in US dollars, unless otherwise indicated)

This management’s discussion and analysis (“MD&A”) is intended to help the reader understand the significant factors that have affected Fortuna Silver Mines Inc. and its subsidiaries (“Fortuna” or the “Company”)’s performance and such factors that may affect its future performance. This MD&A, which has been prepared as of March 17, 2014, should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2013, and the related notes contained therewith. The Company reports its financial position, financial performance and cash flows in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). This MD&A refers to various non-GAAP financial measures, such as cash cost per tonne of processed ore, cash cost per ounce of payable silver, total production cost per tonne, all-in sustaining cash cost, all-in cash cost, adjusted net income, operating cash flow per share before changes in working capital, income taxes, and interest income, used by the Company to manage and evaluate operating performance and ability to generate cash and widely reported in the silver mining industry as benchmarks for performance but that do not have a standardized meaning and may differ from methods used by other companies with similar descriptions. The Company believes that certain investors use these non-GAAP financial measures to evaluate the Company’s performance. Accordingly, non-GAAP financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with the IFRS. To facilitate a better understanding of these measures as calculated by the Company, we have provided detailed descriptions and reconciliations as required.

This document contains forward-looking statements. Please refer to the cautionary language under the heading “Cautionary Statement on Forward-Looking Statements”.

Management’s Discussion and Analysis Page - 1

Business of the Company

Fortuna is engaged in silver mining and related activities in Latin America, including exploration, extraction, and processing. The Company operates the Caylloma silver/lead/zinc mine (“Caylloma”) in southern Peru and the San Jose silver/gold mine (“San Jose”) in southern Mexico.

Fortuna is a publicly traded company incorporated and domiciled in Canada. Its common shares are listed on the New York Stock Exchange under the trading symbol FSM, on the Toronto Stock Exchange and Lima Stock Exchange, both under the trading symbol FVI, and on the Frankfurt Stock Exchange under the trading symbol F4S.F.

The Company’s registered office is located at Suite 650, 200 Burrard Street, Vancouver, British Columbia, Canada V6C 3L6.

The financial results include the accounts of the Company and its wholly owned subsidiaries: Minera Bateas S.A.C. (“Bateas”); Fortuna Silver (Barbados) Inc. (“Barbados”); Compania Minera Cuzcatlan SA (“Cuzcatlan”); Continuum Resources Ltd. (“Continuum”); Fortuna Silver Mines Peru S.A.C. (“FSM Peru”); and Fortuna Silver Mexico, S.A. de CV. (“FS Mexico”).

2013 Highlights

Full-Year Financial and Operating Highlights

Net loss for the year ended December 31, 2013 (“2013”), amounted to $19.1 million, compared with $31.5 million net income for the year ended December 31, 2012 (“2012”). The loss was driven by a non-cash impairment charge of $20.4 million, net of tax (2012: $nil) and by a one-time non-cash income tax provision of $7.7 million resulting from the initial recognition of the Mexican mining tax reform.

The Company’s adjusted net income was $9.4 million (2012: $34.1 million), after adjusting for the write-off and impairment of mineral properties, plant and equipment and the initial recognition impact of the Mexican mining tax reform (refer to non-GAAP financial measures). The decrease with respect to 2012 was driven by lower silver and gold prices of 24% and 15%, respectively. Sales decreased 15% to $137.4 million, while silver ounces sold increased 16%.

Cash flow from operations, before changes in working capital, decreased 34% to $40.9 million (2012: $62.2 million). The decrease reflects the negative impact of lower metal prices on our sales offset by the lower taxes paid at Caylloma in 2013.

Basic loss per share for the year was $0.15 (2012: earnings $0.25). Operating cash flow per share, before changes in working capital items, decreased 34% to $0.33 (2012: $0.50) (refer to non-GAAP financial measures).

In 2013, sales comprised 65% silver and 14% gold, compared with 67% and 17%, respectively, in the prior year.

Silver production increased 16% to 4,631,264 ounces (2012: 3,987,757 ounces), and gold production rose 3% to 21,242 ounces (2012: 20,699 ounces). Silver exceeded annual production guidance by 3%, and gold fell 10% short of annual guidance.

Management’s Discussion and Analysis Page - 2

Consolidated all-in sustaining cash cost per ounce of silver, net of by-product credits, was $20.45 in line with our guidance for 2013 (refer to non-GAAP financial measures).

Trinidad North Discovery

The Trinidad North discovery was announced in February of 2013 (see Fortuna news release of February 4, 2013) and a maiden resource for the Trinidad North zone was announced in October of 2013 (see Fortuna news release of October 17, 2013).  At a 70 g/t Ag Eq cutoff, inferred resources at Trinidad North are estimated at 1.9 Mt averaging 269 g/t Ag and 1.67 g/t Au, containing 16.3 Moz Ag and 100.8 koz Au.  Step-out drilling of the Trinidad North discovery was initiated in late September of 2013 and is being carried out from two underground drill stations located at the 1,300 meter level.  Through December 2013, eight step-out drill holes were completed in the Trinidad North Extension, a 200 meter strike extension beyond the existing resource boundary at Trinidad North (see Fortuna news release of January 21, 2014).  Results from the step-out drilling campaign have confirmed the continuation of the high-grade Trinidad North zone over the full 200 meter strike extension.  The mineralization remains open to the north and to depth as well as vertically above the 1,200 meter level.

2014 Guidance and Outlook

2014 Production Guidance

For 2014, silver production is estimated to grow 30% to 6 million ounces and gold production 52% to 32,300 ounces, or 7.9 million Ag Eq ounces*, plus base metal by-products, at an estimated all-in sustaining cash cost** of $17.14 per ounce of silver.

Mine	Silver (Moz)	Gold (koz)	Investments ($ million)	Cash Cost ($/t)	All-in Sustaining Cash Cost ($/ oz Ag)
San Jose, Mexico	4.0	30.4	29.4	67.1	14.43
Caylloma, Peru	2.0	1.9	10.7	88.3	17.01
Total	6.0	32.3	40.1	--	--

•

Caylloma Mine zinc and lead production forecast of 22.6 million pounds and 16.6 million pounds, respectively.

•

Consolidated all-in sustaining cash cost per ounce of silver of $17.14.

(*) Ag Eq estimated based on gold price of $1,260/oz and silver price of $21/oz.

(**) All-in sustaining cash cost per ounce of silver, net of by-product credits. Based on the guidelines from the World Gold Council. All-in sustaining cash cost calculated using Au = $1,300/oz, Pb = $2,100/t and Zn = $1,900/t.

Management’s Discussion and Analysis Page - 3

2014 Outlook

San Jose Mine, Mexico

San Jose plans to process 683,000 tonnes of ore averaging 203 g/t Ag and 1.56 g/t Au. Investments for 2014 are estimated to be $29.4 million.

The Company has captured opportunities in spare capacity of major equipment, allowing for an additional processing plant expansion to 2,000 tpd by the beginning of the second quarter of 2014. The mill and mine will increase production without incurring additional capital investments. The Company will be conducting engineering studies to assess a further expansion beyond 2,000 tpd.

Major investments include:

•

Mine development: $7.0 million

•

Tailings dam expansion: $11.7 million

•

Water evaporation control project: $2.2 million

•

Brownfields exploration: $5.3 million

Caylloma Mine, Peru

Caylloma plans to process 464,100 tonnes of ore averaging 167 g/t Ag. Capital expenditures for 2014 are estimated to be $10.7 million.

Major investments include:

•

Mine development: $4.7 million

•

Maintenance and energy: $1.9 million

•

Brownfields exploration: $1.1 million

Brownfields Exploration

The 2014 brownfields exploration program at the San Jose property is focused on testing the potential for extensions of the high-grade silver-gold resources identified at Trinidad North (see Fortuna Silver news release dated October 17, 2013). Step-out and delineation drilling totaling over 16,000 meters will explore the Trinidad North structure over a further 550-meter strike extension and to depths between 1,300 and 900 meters in elevation. Underground workings will be advanced a further 300 meters to the north to provide access for drill stations.

At the Caylloma property, brownfields exploration drilling will focus on testing the Don Luis I and Cailloma 6 vein systems, where exploration completed to date has identified potential for high-grade silver mineralization.

Management’s Discussion and Analysis Page - 4

2014 All-in sustaining cash cost per ounce of Ag, net of by-product credits

Refer to All-in cash cost per payable ounce of silver (non-GAAP financial measures).

San Jose Mine all-in cash cost per oz ounce of Ag, net of by-product credits

Item	2014 Guidance ($/oz Ag)
Cash cost net of by-product credits	4.97
Government royalty and mining tax	0.14
Workers’ participation	1.03
Selling, general and administrative expenses (operations)	0.84
Adjusted operating cash cost	6.98
Selling, general and administrative expenses (corporate)	-
Sustaining capital expenditures	6.06
Brownfields exploration	1.39
All-in sustaining cash cost/oz Ag	14.43
Non-sustaining capital expenditures	0.26
All-in cash cost/oz Ag	14.69

Caylloma Mine all-in cash cost per ounce of Ag, net of by-product credits

Item	2014 Guidance ($/oz Ag)
Cash cost net of by-product credits	9.36
Government royalty and mining tax	0.34
Workers’ participation	0.33
Selling, general and administrative expenses (operations)	1.65
Adjusted operating cash cost	11.68
Selling, general and administrative expenses (corporate)	-
Sustaining capital expenditures	4.76
Brownfields exploration	0.57
All-in sustaining cash cost/oz Ag	17.01
Non-sustaining capital expenditures	0.21
All-in cash cost/oz Ag	17.22

Consolidated all-in cash cost per ounce of Ag, net of by-product credits

Item	2014 Guidance ($/oz Ag)
Cash cost net of by-product credits	6.44
Government royalty and mining tax	0.21
Workers’ participation	0.80
Selling, general and administrative expenses (operations)	1.11
Adjusted operating cash cost	8.56
Selling, general and administrative expenses (corporate)	1.85
Sustaining capital expenditures	5.62
Brownfields exploration	1.11
All-in sustaining cash cost/oz Ag	17.14
Non-sustaining capital expenditures	0.24
All-in cash cost/oz Ag	17.38

Management’s Discussion and Analysis Page - 5

Mexico Mining Tax

On October 31, 2013, the 2014 Mexico Tax Reform package (“reform”) was approved by the Mexican Congress and was published in the official gazette in November and December 2013. The new laws have an effective date of January 1, 2014.

Under the reform, three new articles were included relating to federal royalties and taxes, among other tax law changes:

•

Special Mining Royalty. This is a 7.5% royalty on earnings before interest, taxes, depreciation, and amortization (“EDITDA”) based on tax rules (taxable income minus producing costs, but some costs will no longer be deductible, such as depreciation) and is deductible from income tax.

•

Extraordinary Mining Royalty. This consists of a 0.5% royalty rate for companies producing gold, silver and platinum. This royalty is based on the gross revenues derived from the sales of these metals and is deductible from income tax but not deductible for the special mining royalty.

•

Additional Mining Tax. This corresponds to a tax of 50% of $124.74 per hectare for each concessioned hectare for companies that have not performed exploration or exploration activities for a consecutive two-year period during the first 11 years of the concession grant. The tax is increased to 100% of $124.74 per hectare in the 12th year of the concession grant.

•

Non-deductible Payments to Employees. Payments to employees that, in turn, are not included as taxable income to the employee will result in the employer absorbing the non-deductible portion of up to 53%.

In addition, the option that allows the deduction of exploration expenses in mineral deposits in the same period they were incurred is limited to the general rule of applying 10% amortization per year. As well, a 10% dividend withholding tax will be applied to distributions, from after-tax earnings generated in 2014 and subsequent years, to non-resident shareholders. Furthermore, the tax stimulus that allowed for immediate deduction of fixed assets is eliminated.

Results of Operations

Consolidated Metal Production

	QUARTERLY RESULTS
	Three months ended December 31,
	2013			2012
Consolidated Metal Production	Caylloma	San Jose	Consolidated	Caylloma	San Jose	Consolidated
Silver (oz)	542,457	917,668	1,460,125	519,549	491,181	1,010,730
Gold (oz)	632	6,420	7,052	514	3,854	4,368
Lead (000's lbs)	3,770	-	3,770	4,936	-	4,936
Zinc (000's lbs)	6,676	-	6,676	6,135	-	6,135
Production cash cost (US$/oz Ag)*	8.29	5.55	6.56	9.30	8.38	8.85
All-in sustaining cash cost (US$/oz Ag)*	18.55	10.78	15.49	24.75	29.09	30.17
* Net of by-product credits

Management’s Discussion and Analysis Page - 6

	YEAR TO DATE RESULTS
	Years ended December 31,
	2013			2012
Consolidated Metal Production	Caylloma	San Jose	Consolidated	Caylloma	San Jose	Consolidated
Silver (oz)	2,104,061	2,527,203	4,631,264	2,038,579	1,949,178	3,987,757
Gold (oz)	2,212	19,031	21,242	2,781	17,918	20,699
Lead (000's lbs)	17,780	-	17,780	17,886	-	17,886
Zinc (000's lbs)	25,211	-	25,211	22,396	-	22,396
Copper (000’s lbs)	-	-	-	48	-	48
Production cash cost (US$/oz Ag)*	7.65	6.53	7.03	8.07	3.76	5.96
All-in sustaining cash cost (US$/oz Ag)*	20.83	15.89	20.45	24.05	15.64	23.02
* Net of by-product credits

Silver and gold production for the year ended December 31, 2013, totaled 4,631,264 ounces and 21,242 ounces, respectively, exceeding by 3% and under by 10%, respectively, the Company’s production guidance for 2013. Compared with the previous year, silver and gold production increased 16% and 3%, respectively, explained largely by the commissioning of the San Jose plant expansion to 1,800 tpd, on September 23, 2013.

Consolidated Cash Cost per Ounce of Payable Silver

All-in sustaining cash cost per ounce of payable silver for 2013, net of by-product credits, decreased to $20.45 (2012: $23.02) as a result of lower operating and capital costs per ounce in spite of lower gold by-product credits (refer to non-GAAP financial measures). All-in sustaining cash cost per ounce of payable silver for 2013 was in line with guidance.

San Jose Mine Review

San Jose is an underground silver-gold mine located in southern Mexico in the State of Oaxaca. The table below shows the main variables used by management to measure operating performance of the mine: throughput, grade, recovery, gold and silver production, and unit costs.

Management’s Discussion and Analysis Page - 7

	QUARTERLY RESULTS		YEAR TO DATE RESULTS
	Three months ended December 31,		Years ended December 31
	2013	2012	2013	2012
Mine Production	San Jose	San Jose	San Jose	San Jose
Tonnes milled	158,218	98,348	456,048	369,022
Average tonnes milled per day	1,741	1,107	1,296	1,055

Silver
Grade (g/t)	202	177	194	188
Recovery (%)	89	88	89	88
Production (oz)	917,668	491,181	2,527,203	1,949,178
Gold
Grade (g/t)	1.42	1.39	1.46	1.74
Recovery (%)	89	88	89	87
Production (oz)	6,420	3,854	19,031	17,918
Unit Costs
Production cash cost (US$/oz Ag)*	5.55	8.38	6.53	3.76
Production cash cost (US$/tonne)	63.38	82.82	71.41	74.10
Unit Net Smelter Return (US$/tonne)	147.76	198.53	160.76	209.70
All-in sustaining cash cost (US$/oz Ag)*	10.78	29.09	15.89	15.64

* Net of by-product credits

Silver annual production for 2013 was 3% above guidance. Gold annual production was 8% below guidance due to variations in the head grade relative to the resource model. The Company is analyzing the reasons for these variations and is taking measures to improve the accuracy of gold grade estimates predicted by the resource model and the mining schedule production plans.  The expansion of the San Jose Mine’s processing plant capacity to 1,800 tpd was successfully completed and commissioned in September 2013 on time and on budget.

Silver and gold production for 2013 was 30% and 6% above the previous year respectively. Silver production increased on the back of higher processed ore of 24% and 3% higher head grade. Gold production saw a more modest increase due to a reduction in head grades of 16%, where our mine plan contemplated an 8% reduction.

A total of 6,552 m of preparation and development were completed in 2013 compared with 6,015 m in 2012. The increase is related to the ramp-up in mine production throughout the year as the extraction rate went from 1,200 tpd to 1,800 tpd.

Cash cost per tonne of processed ore for 2013 was 4% below 2012 and in line with guidance for the year. All-in sustaining cash cost per ounce, net of by-product credits, at San Jose was $15.89 in 2013 (refer to non-GAAP financial measures), in line with guidance for the year.

Investments on property plant and equipment and brownfields exploration, on a cash basis, were $28.3 million for the year ended December 31, 2013, and include $4.3 million for mine development, $6.2 million for brownfields exploration, $16.1 million of equipment and infrastructure, and $1.7 million of infill drilling.

Cash cost per ounce of payable silver and cash cost per tonne of processed ore are non-GAAP financial measures (refer to non-GAAP financial measures for reconciliation of cash cost to the cost of sales).

Management’s Discussion and Analysis Page - 8

Exploration drilling at Trinidad North continues with two drill rigs from existing underground drilling stations with the objectives of extending the mineralization in open directions and the delineation of new mineral resources for incorporation into the resource update scheduled for the second half of 2014.  An extension of the crosscut at the 1300 meter level is planned for completion by June of 2014 to facilitate the exploration of a further 300 meter extension of the mineralized system for a total of 500 meters from the northern limit of existing inferred resources.

Caylloma Mine Review

Caylloma is an underground silver-lead-zinc mine located in southern Peru, in the Arequipa Department. Its commercial products are silver-lead and zinc concentrates. The table below shows the main variables used by management to measure the operating performance of the mine.

	QUARTERLY RESULTS		YEAR TO DATE RESULTS
	Three months ended December 31,		Years ended December 31,
	2013	2012	2013	2012
Mine Production	Caylloma	Caylloma	Caylloma	Caylloma
Tonnes milled	116,127	115,522	458,560	462,222
Average tonnes milled per day	1,290	1,256	1,284	1,266

Silver
Grade (g/t)	174	176	173	177
Recovery (%)	83	79	82	77
Production (oz)	542,457	519,549	2,104,061	2,038,579
Gold
Grade (g/t)	0.38	0.34	0.36	0.40
Recovery (%)	44	40	42	47
Production (oz)	632	514	2,212	2,781
Lead
Grade (%)	1.59	2.16	1.92	1.99
Recovery (%)	93	90	91	88
Production (000's lb)	3,770	4,936	17,780	17,886
Zinc
Grade (%)	2.88	2.78	2.83	2.56
Recovery (%)	91	87	88	86
Production (000's lb)	6,676	6,135	25,211	22,396
Copper
Production (000’s lb)	0	0	0	48
Unit Costs
Production cash cost (US$/oz Ag)*	8.29	9.30	7.65	8.07
Production cash cost (US$/tonne)	90.49	96.80	91.22	87.28
Unit Net Smelter Return (US$/tonne)	145.51	196.29	161.19	183.29
All-in sustaining cash cost (US$/oz Ag)*	18.55	24.75	20.83	24.05

* Net of by-product credits

Silver annual production was 6% over guidance mainly due to an improvement in silver metallurgical recovery from 77% to 82%. In Q4 2012, the Company implemented recommendations to improve metallurgical recoveries following extensive testing conducted over several months. Positive results were achieved in November and December 2012, with silver recoveries improving to 82%, throughout 2013.

Management’s Discussion and Analysis Page - 9

When compared with the prior year, silver production for 2013 increased 3% due to the increase in metallurgical recoveries of 6% and despite slightly lower head grades (down 2%).   Zinc production increased 13% year over year as a result of higher head grade and was in line with the plan. Lead production was stable when compared with the previous year, albeit 8% below plan.

A total of 7,100 m of mine development and preparation were completed in 2013, compared with 9,643 m in 2012. The reduction is part of the optimization initiatives undertaken in the second half of 2013 to bring down operating costs.

Cash cost per tonne at Caylloma for 2013 was $91.22 per tonne of processed ore, an increase of 5% from 2012, but 5% lower than guidance. This decrease is the result of cost-reducing measures undertaken at the beginning of the third quarter.  These consist mainly of an optimization of mine preparation activities and reductions in related personnel expenses and technical services. All-in sustaining cash cost per ounce, net of by-product credits, at Caylloma in 2013 was $20.83 (refer to non-GAAP financial measures) in line with guidance for the year.

Investments, on a cash basis, were $21.8 million for the year ended December 31, 2013, and include $5.3 million for mine development, $4.0 million for brownfields exploration, and $12.5 million of equipment and infrastructure.

Caylloma Mine and San Jose Mine Concentrates

The table below shows the production and balance of commercial end products at each of our operating mines.

Management’s Discussion and Analysis Page - 10

	QUARTERLY RESULTS				YEAR TO DATE RESULTS
	Three months ended December 31,				Years ended December 31,
	2013		2012		2013		2012
Mine Concentrates	Caylloma	San Jose	Caylloma	San Jose	Caylloma	San Jose	Caylloma	San Jose
Silver Gold
Opening Inventory (t)	0	433	0	424	0	466	0	730
Production (t)	0	4,580	0	2,723	0	13,152	0	9,647
Sales (t)	0	4,282	0	2,682	0	12,888	0	9,915
Adjustment (t)	0	-114	0	2	0	-114	0	3
Closing Inventory (t)	0	617	0	466	0	617	0	466
Zinc
Opening Inventory (t)	355	0	589	0	521	0	305	0
Production (t)	5,966	0	5,351	0	22,333	0	19,588	0
Sales (t)	5,843	0	5,435	0	22,384	0	19,394	0
Adjustment (t)	7	0	15	0	16	0	23	0
Closing Inventory (t)	485	0	521	0	485	0	521	0
Lead
Opening Inventory (t)	198	0	261	0	443	0	255	0
Production (t)	3,386	0	4,155	0	15,762	0	14,803	0
Sales (t)	3,406	0	4,011	0	16,094	0	14,820	0
Adjustment (t)	29	0	37	0	97	0	204	0
Closing Inventory (t)	208	0	443	0	208	0	443	0
Copper
Opening Inventory (t)	0	0	0	0	0	0	4	0
Production (t)	0	0	0	0	0	0	97	0
Sales (t)*	0	0	0	0	0	0	0	0
Adjustment (t)	0	0	-9	0	0	0	-101	0
Closing Inventory (t)	0	0	0	0	0	0	0	0

* Copper concentrate sold as lead concentrate

Impairment of Caylloma Mine

Assets are reviewed and tested for impairment when events or changes in circumstances suggest that the carrying amount exceeds the recoverable amount. The recoverable amount is the higher of fair value less costs to sell and value in use. Assets are grouped at the lowest level for which there are separately identifiable cash flows or cash generating units.

Impairment indicators were identified for Caylloma in the second quarter of 2013.  The impairment was driven by the reduction in gold and silver prices during the aforementioned quarter, and reflected a reduction in expected future cash flows at the Caylloma operations. The Company has determined that the Caylloma property represents a cash generating unit within the Peru geographic region. Fair value models were used to determine the recoverable amount of the cash generating unit using a weighted average cost of capital of 7.65%. The carrying value of net assets of $87.6 million was determined to be impaired by $15.0 million, before tax. In the second quarter ended June 30, 2013, the Company recorded an impairment charge of $10.2 million, net of tax ($15.0 million, before tax) (Q2 2012: $nil) for non-current assets related to Caylloma. The impairment charge was allocated on a pro rata basis against the net book value of the mineral properties, plant and equipment of $90.1 million.

Management’s Discussion and Analysis Page - 11

The recoverable amounts of the Company’s cash generating units (“CGUs”), which include mineral properties, plant and equipment are determined on an annual basis, or where facts and circumstances provide impairment indicators. The recoverable amounts are based on each CGUs future after-tax cash flows expected to be derived from the Company’s mineral properties and represent each CGUs FVLCTS. The after-tax cash flows are determined based on life-of-mine (“LOM”) after-tax cash flow projections which incorporate management’s best estimates of future metal prices, production based on current estimates of recoverable reserves and resources, exploration potential, future operating costs and non-expansionary capital expenditures. Projected cash flow are discounted using a weighted average cost of capital of 7.42%. Management’s estimate of the FVLCTS of its CGUs is classified as level 3 in the fair value hierarchy.

As at December 31, 2013, the Company performed an annual review of the recoverable amounts of its CGUs and recognized a $10.2 million, net of tax ($15.0 million, before tax) (Q4 2012: $nil) impairment charge, on the carrying value of net assets of $78.1 million, in respect to the Company’s investment in Caylloma. The impairment charge was allocated on a pro rata basis against the net book value of the mineral properties, plant and equipment of $79.4 million.

For December 31, 2013 and 2012, the key assumptions used for fair value less cost to sell calculations are as follows:

	December 31, 2013
Metal Price Assumptions	2014	2015	2016	2017	2018	2019-2026
Gold price $ per ounce	$ 1,361.50	$ 1,362.50	$ 1,392.50	$ 1,336.50	$ 1,336.50	$ 1,336.50
Silver price $ per ounce	$ 21.35	$ 22.66	$ 23.00	$ 22.40	$ 22.40	$ 22.40
Lead price $ per tonne	$ 2,212.49	$ 2,290.89	$ 2,340.63	$ 2,355.65	$ 2,373.00	$ 2,068.21
Zinc price $ per tonne	$ 2,028.25	$ 2.204.62	$ 2,385.50	$ 2,149.00	$ 2,149.00	$ 2,149.00

Weighted average cost of capital	7.42%	7.42%	7.42%	7.42%	7.42%	7.42%

	December 31, 2012
Metal Price Assumptions	2013	2014	2015	2016	2017	2018-2020
Gold price $ per ounce	$ 1,700.00	$ 1,700.00	$ 1,700.00	$ 1,700.00	$ 1,700.00	$ 1,700.00
Silver price $ per ounce	$ 34.49	$ 34.25	$ 32.38	$ 29.50	$ 26.94	$26.31-$26.06
Lead price $ per tonne	$ 2,100.00	$ 2,100.00	$ 2,100.00	$ 2,100.00	$ 2,100.00	$ 2,100.00
Zinc price $ per tonne	$ 2,000.00	$ 2,000.00	$ 2,000.00	$ 2,000.00	$ 2,000.00	$ 2,000.00

Weighted average cost of capital	7.65%	7.65%	7.65%	7.65%	7.65%	7.65%

Expected future cash flows to determine the FVLCTS in the impairment testing of non-current assets are inherently uncertain and could materially change over time. The cash flows are significantly affected by a number of factors including estimates of production levels, operating costs, and capital expenditures reflected in the Company’s life of mine plans, as well as economic factors beyond management’s control, such as silver and gold prices, discount rates, and observable net asset valuation multiples. Should management’s estimate of the future not reflect actual events, further impairments or reversals of impairments may be identified.

Management’s Discussion and Analysis Page - 12

Property Option Agreements

Tlacolula Property

Pursuant to an agreement dated September 14, 2009, as amended December 18, 2012, the Company, through its wholly owned subsidiary, Cuzcatlan, was granted an option (the “Option”) to acquire a 60% interest (the “Interest”) in the Tlacolula silver project (“property”) located in the State of Oaxaca, Mexico, from Radius Gold Inc.’s wholly owned subsidiary, Radius (Cayman) Inc. (“Radius”).

The Company can earn the Interest by spending $2.0 million, which includes a commitment to drill 1,500 meters within 12 months after Cuzcatlan has received a permit to drill the property, and by making staged annual payments totalling $0.25 million cash and providing $0.25 million in common shares of the Company to Radius according to the following schedule:

➢

$0.02 million cash and $0.02 million cash equivalent in shares upon stock exchange approval;

➢

$0.03 million cash and $0.03 million cash equivalent in shares by January 15, 2011;

➢

$0.05 million cash and $0.05 million cash equivalent in shares by January 15, 2012;

➢

$0.05 million cash and $0.05 million cash equivalent in shares by January 15, 2013; and,

➢

$0.10 million cash and $0.10 million cash equivalent in shares within 90 days after Cuzcatlan has completed the first 1,500 meters of drilling on the property.

Upon completion of the cash payments and share issuances and incurring the exploration expenditures as set forth above, the Company will be deemed to have exercised the Option and to have acquired a 60% interest in the property, whereupon a joint venture will be formed to further develop the property on the basis of the Company owning 60% and Radius 40%.

As at December 31, 2013, the Company had issued 34,589 common shares of the Company, with a fair market value of $0.15 million, and paid $0.15 million cash according to the terms of the option agreement.

Taviche Oeste Concession

On February 4, 2013, the Company, through its wholly owned subsidiary, Cuzcatlan, acquired, through an option agreement with Plata Pan American S.A. de C.V. (“Plata,” a wholly owned subsidiary of Pan American Silver Corp.), a 55% undivided interest in the 6,254-hectare Taviche Oeste Concession (“concession”) immediately surrounding the San Jose Mine in Oaxaca, Mexico. The Company made a cash payment of $4.0 million. On June 19, 2013, the Company made the final $6.0 million cash payment to purchase the remaining 45% undivided interest in the concession.

The concession is subject to a 2.5% net smelter royalty on ore production from this property.

San Luisito Concessions

On February 26, 2013, the Company, through its wholly owned subsidiary, Cuzcatlan, was granted an option with a third party on concessions in the San Luisito Project, Sonora, Mexico, and made a cash payment of $0.05 million. During the second quarter of 2013, upon completion of the exploration program and given the current economic environment, the Company abandoned its interest in the option agreement, resulting in a write-off of $0.4 million. Additional costs of $0.1 million and $0.1 million were written off in Q3 2013 and Q4 2013, respectively, for a total write-off of $0.6 million.

Management’s Discussion and Analysis Page - 13

Annual 2013 Financial Results

	Years Ended December 31,
Expressed in $000’s, except per share data	2013	2012	2011
Sales	137,394	161,020	110,004
Mine operating earnings	41,775	70,662	60,974
Operating (loss) income	(9,629)	45,168	38,065
Net (loss) income	(19,100)	31,463	19,533
(Loss) earnings per share, basic	(0.15)	0.25	0.16
(Loss) earnings per share, diluted	(0.15)	0.25	0.16

Total assets	302,215	316,983	271,642
Leases and long term liabilities	2,343	2,250	2,764

Net loss for the year ended December 31, 2013 (“2013”), amounted to $19.1 million, compared with $31.5 million of net income for the year ended December 31, 2012 (“2012”). The loss was driven by a non-cash impairment charge of $20.4 million, net of tax (2012: $nil) and by a one-time non-cash income tax provision of $7.7 million resulting from the initial recognition of the Mexican mining tax reform.

The Company’s adjusted net income was $9.4 million (2012: $34.1 million) (refer to non-GAAP financial measures). The decrease with respect to 2012 was driven by lower sales of 15%, related mainly to lower silver and gold prices of 24% and 15%, respectively. The impact of lower metal prices on our sales was partially offset by higher ounces of silver sold, of 16%, reflecting mostly the expansion at the San Jose mine. Mine operating earnings decreased 41% to $41.8 million (2012: $70.7 million), and gross margins (mine operating earnings over sales) fell from 44% to 30%, reflecting the effect of lower metal prices.

Cash flow from operations, before changes in working capital, decreased 34% to $40.9 million (2012: $62.2 million). The decrease reflects the negative impact of lower metal prices on our sales, offset by the lower taxes paid at Caylloma in 2013.

Basic loss per share for the year decreased to $0.15 (2012: earnings $0.25). Operating cash flow per share, before changes in working capital items, decreased 34% to $0.33 (2012: $0.50) (refer to non-GAAP financial measures).

Sales for 2013 decreased 15% from a year ago to $137.4 million (2012: $161.0 million). Sales from Caylloma decreased 14% to $72.3 million (2012: $83.7 million) and from San Jose, 16% to $65.1 million (2012: $77.3 million), as realized prices for silver and gold declined 24% and 15%, respectively.

Provisional sales during the period decreased 9% to $146.9 million (2012: $161.4 million), while negative price and assay adjustments amounted to $9.5 million (2012: $0.4 million).

Net realized prices are calculated from provisional sales, based on contained metals in concentrate sold, before government royalties and after deductions, treatment, and refining charges. Treatment charges are allocated to the base metals in Caylloma and to gold in San Jose. Final pricing for all concentrates takes place one month after the month of sale. The Company has not hedged its exposure to metal price risks.

Management’s Discussion and Analysis Page - 14

	YEAR TO DATE RESULTS
	Years ended December 31,
	2013			2012
Sales and Realized Prices	Caylloma	San Jose	Consolidated	Caylloma	San Jose	Consolidated
Provisional Sales	75,434,322	71,421,250	146,855,572	82,226,303	79,161,972	161,388,274
Adjustments *	(3,128,808)	(6,332,971)	(9,461,779)	1,470,935	(1,839,272)	(368,338)
Sales	72,305,514	65,088,279	137,393,793	83,697,237	77,322,699	161,019,936

Silver
Provisional Sales (oz)	2,160,783	2,451,608	4,612,391	1,975,984	1,984,902	3,960,886
Realized Price ($/oz)**	23.69	23.31	23.49	30.98	30.84	30.91
Net Realized Price ($/oz)***	20.71	21.19	20.97	26.96	27.83	27.40
Gold
Provisional Sales (oz)	2,247	18,750	20,997	2,452	18,524	20,976
Realized Price ($/oz)	1,399.42	1,394.37	1,394.91	1,667.47	1,657.14	1,648.83
Net Realized Price ($/oz)***	1,052.19	1,039.11	1,040.51	1,321.92	1,291.80	1,295.32
Lead
Provisional Sales (000’s lb)	18,170	-	18,170	17,662	-	17,662
Realized Price ($/lb)**	0.97	-	0.97	0.94	-	0.94
Net Realized Price ($/lb)***	0.72	-	0.72	0.63	-	0.63
Zinc
Provisional Sales (000’s lb)	25,259	-	25,259	22,049	-	22,049
Realized Price ($/lb)**	0.87	-	0.87	0.88	-	0.88
Net Realized Price ($/lb)***	0.61	-	0.61	0.66	-	0.66

* Adjustments consists of mark-to-market and final price adjustments, and final assay adjustments

** Based on provisional sales before final price adjustments

***Net after payable metal deductions, treatment, and refining charges

     Treatment charges are allocated to the base metals in Caylloma and to gold in San Jose.

Cost of sales for 2013 increased 6% to $95.6 million (2012: $90.4 million), as direct mining costs increased $7.6 million to $74.8 million, offset by a decrease in depletion and depreciation of $1.4 million. In Q4 2012, the Company made a change in estimate, on a prospective basis, to the amortization on a unit-of-production basis over the portion of inferred resources, in addition to the proven and probable reserves, expected to be extracted economically. The change was not applied to periods prior to Q4 2012.

(Refer to non-GAAP financial measures for reconciliation of cash cost to the cost of sales.)

Workers’ participation for San Jose remained at $0.1 million (2012: $0.1 million).

Management’s Discussion and Analysis Page - 15

	Expressed in $ millions
	Years ended December 31,
	2013			2012
	Caylloma	San Jose	Total	Caylloma	San Jose	Total
Direct mining costs [1]	$ 42.4	$ 32.4	$ 74.8	$ 39.8	$ 27.4	$ 67.2
Workers’ participation	1.0	0.1	1.1	1.1	0.1	1.2
Depletion and depreciation	9.6	9.5	19.1	8.9	11.6	20.5
Royalty expenses	0.7	-	0.7	1.5	-	1.5
	$ 53.7	$ 42.0	$ 95.7	$ 51.3	$ 39.1	$ 90.4

 1Direct mining costs includes salaries and other short-term benefits, contractor charges, energy, consumables and production-related costs.

Selling, general and administrative expenses for 2013 decreased 3% to $19.8 million (2012: $20.5 million). The decrease was largely because general and administrative expenses for 2013 decreased 8% to $16.7 million (2012 $18.2 million), as the Company has undertaken cost-cutting measures since Q2 2013, but was offset by higher share-based payments of $3.2 million (2012: $2.2 million) following the granting of restricted share units and deferred share units during the year and to vesting of granted options.

Selling, general and administrative expenses consist primarily of corporate office and subsidiary expenses, such as salaries and payroll-related costs for executive and management. These expenses also include administrative, legal, financial, information technology, human and organizational development, procurement functions, and professional service fees.

	Expressed in $ millions
	Years ended December 31,
	2013				2012
	Corporate	Bateas	Cuzcatlan	Total	Corporate	Bateas	Cuzcatlan	Total
General and administrative expenses	$ 10.3	$ 3.0	$ 3.4	$ 16.7	$ 11.7	$ 3.2	$ 3.3	$ 18.2
Foreign exchange	(0.7)	0.3	0.1	(0.3)	(0.3)	(0.1)	0.3	(0.1)
Share-based payments	3.2	-	-	3.2	2.2	-	-	2.2
Workers’ participation	-	0.2	-	0.2	-	0.2	-	0.2
	$ 12.8	$ 3.5	$ 3.5	$ 19.8	$ 13.6	$ 3.3	$ 3.6	$ 20.5

Exploration and evaluation costs for 2013 decreased 50% to $0.4 million (2012: $0.8 million) as a result of the Company’s reduction in its greenfields exploration program.

	Expressed in $ millions
	Years ended December 31,
	2013	2012
Share-based payments	$-	$0.1
Salaries, wages, and benefits	0.3	0.5
Direct costs	0.1	0.2
	$0.4	$0.8

Management’s Discussion and Analysis Page - 16

Net loss on commodity contracts for 2013 was $nil compared with a loss of $0.3 million in 2012 that was related to short-term contracts used to fix the final settlement price on metal contained in concentrate delivered throughout the period.

Restructuring costs for 2013 amounted to $0.5 million (2012: $nil) and were related to the Company’s cost-reduction program and included all post-employment costs.

	Expressed in $ millions
	Years ended December 31,
	2013	2012
Salaries and post-employment benefits	$0.5	$-

Write-off of mineral properties, plant and equipment for 2013 was $0.6 million and pertained to the San Luisito concessions. This was a decrease of 85% compared with $3.9 million in 2012, which pertained to the Mario project.

Impairment of mineral properties, plant and equipment for 2013 of $30.0 million (2012: $nil) related to the impairment of Caylloma as a result of declining silver prices during the year.

Impairment of inventories for 2013 of $0.1 million (2012:$nil) related to the write-down of materials in inventory to its net realizable value.

Interest income for 2013 amounted to $0.6 million (2012: $0.6 million).

Interest expense for 2013 amounted to $0.9 million (2012: $0.6 million).

Income taxes for 2013 decreased to $9.1 million (2012: $13.8 million) because of the $9.6 million (2012: $nil) tax impact of the impairment charge for Caylloma, the deferred income tax provision of $7.7 million (2012: $nil) resulting from the Mexico special mining royalty, and a reduction of the tax base.

The income tax provision comprises $4.9 million (2012: $5.5 million) of current expense arising mainly from Peruvian operations and $4.2 million of deferred income tax (2012: $8.3 million) arising from Peruvian and Mexican operations.

Management’s Discussion and Analysis Page - 17

Quarterly Information

The following table provides information for the eight fiscal quarters ended December 31, 2013:

	Quarters ended
Expressed in $000’s, except per share data	31-Dec-13	30-Sep-13	30-Jun-13	31-Mar-13	31-Dec-12	30-Sep-12	30-Jun-12	31-Mar-12
Sales	36,377	30,203	30,101	40,713	37,895	43,835	38,689	40,601
Mine operating earnings	10,373	8,140	6,478	16,784	13,264	19,239	17,078	21,081
Operating (loss) income	(8,312)	2,346	(14,669)	11,006	7,976	12,262	8,397	16,533
Net (loss) income	(14,930)	(264)	(10,571)	6,665	8,472	8,026	3,854	11,111
(Loss) earnings per share, basic	(0.12)	0.00	(0.08)	0.05	0.07	0.06	0.03	0.09
(Loss) earnings per share, diluted	(0.12)	0.00	(0.08)	0.05	0.07	0.06	0.03	0.09

Total assets	302,215	311,170	310,291	327,346	316,983	304,612	288,686	280.825
Leases and long term liabilities	2,343	2,850	2,282	2,238	2,250	2,766	1,658	2,237

During Q4 2013, sales increased 20% from Q3 2013 as a result of an increase in silver and gold sold of 32% and 66%, respectively, offset by lower lead sold of 23% and lower realized silver and gold metal prices both of 3%. Mine operating earnings increased 27% from Q3 2013 as a result of increased sales and the Company’s continuing efforts to contain costs. Operating income decreased due to the impairment charge of $15.0 million, before tax (Q3 2013: $nil). Net loss increased due to the non-cash impairment charge of $10.2 million, net of tax (Q3 2013: $nil) and the non-cash income tax provision of $7.7 million resulting from the Mexico special mining royalty.

During Q3 2013, sales increased marginally from Q2 2013 as a result of a reduction of $4.7 million in sales adjustments, which offset a reduction of provisional sales of $4.6 million. The reduction in our provisional sales was driven by lower silver and gold production, and an accumulation of inventory in Q3 2013 that resulted in lower silver and gold sold of 5% and 25%, respectively. Realized price on the sale of silver and gold decreased 7% and 6% to $21.30 and $1,318.93 per ounce, respectively. Mine operating earnings increased from Q2 2013 in part as a result of the Company’s implementation of efforts to contain costs. In addition, as part of the Company’s cost-reduction program, the Company recorded a $0.5 million restructuring charge in Q3 2013 covering 65 positions, while in Q2 2013 the Company recorded a non-cash impairment charge of  $15.0 million, before tax impacting operating income.

During Q2 2013, declining silver prices, along with rising costs, resulted in a significant decline in mine operating earnings compared with prior quarters. Lower silver prices also contributed to the non-cash impairment charge related to the carrying value of Caylloma, resulting in a net loss for the period. The impairment charge also reduced the total assets of the Company.

The operating loss in Q3 2013, compared with the operating income in Q3 2012, is due to a decrease in sales; an increase in restructuring costs; the write-off of mineral properties, plant and equipment; and a decrease in the cost of sales because of lower cash costs per tonne of processed ore (refer to non-GAAP financial measures).

Management’s Discussion and Analysis Page - 18

Fourth-Quarter 2013 Financial Results

The fourth-quarter net loss was $14.9 million (Q4 2012: income $8.5 million), resulting in a loss per share of $0.12 (Q4 2012 earnings per share: $0.07). The loss was driven by a non-cash impairment charge of $10.2 million, net of tax (Q4 2012: $nil) and by a one-time non-cash income tax provision of $7.7 million (Q4 2012: $nil) resulting from the initial recognition of the Mexican mining tax reform.

The Company’s fourth-quarter adjusted net income was $3.0 million (Q4 2012: income $8.5 million) (refer to non-GAAP financial measures). The corresponding adjusted income before taxes was $6.5 million, compared with $8.0 million in the prior-year period. The decrease with respect to Q4 2012 was driven mainly by lower silver and gold prices, of 37% and 26%, respectively, partially offset by higher silver and gold sales resulting from the expansion at the San Jose mine, of 49% and 64%, respectively. Mine operating earnings decreased 22% to $10.4 million (Q4 2012: $13.3 million), and gross margins fell from 35% to 29%, reflecting the impact of lower metal prices, which was partially offset by lower unit cash costs at both our mines. Also contributing to offset the negative impact of metal prices were lower selling, general and administrative expenses which were reduced by $1.5 million.

Cash generated by operating activities, before changes in working capital, was $11.2 million, a decrease of 6% from the prior-year period, mainly because of lower sales, of 4%. Operating cash flow per share, before changes in working capital, decreased 10% to $0.09 (Q4 2012: $0.10) (refer to non-GAAP financial measures).

The basic loss per share for Q4 2013 was $0.12 (Q4 2012: earnings per share $0.07). Operating cash flow per share, before changes in working capital, was $0.09 (Q4 2012: $0.10) (refer to non-GAAP financial measures).

Sales for Q4 2013 were $36.4 million (Q4 2012: $37.9 million). Sales from Caylloma decreased 23% to $16.3 million (Q4 2012: $21.2 million), while sales at San Jose increased 20% to $20.0 million (Q4 2012: $16.7 million). The decreases was driven by lower realized prices for silver and gold, which declined 37% and 26%, respectively, and by higher negative price adjustments.

In Q4 2013, provisional sales decreased 2% to $38.7 million (Q4 2012: $39.7 million), while negative price and assay adjustments amounted to $2.4 million (Q4 2012: $1.8 million).

Net realized prices are calculated from provisional sales, based on contained metals in concentrate sold, before government royalties and after deductions, treatment, and refining charges. Treatment charges are allocated to the base metals in Caylloma and to gold in San Jose. Final pricing for all concentrates takes place one month after the month of sale. The Company has not hedged its exposure to metal price risks.

Management’s Discussion and Analysis Page - 19

	QUARTERLY RESULTS
	Three months ended December 31,
	2013			2012
Sales and Realized Prices	Caylloma	San Jose	Consolidated	Caylloma	San Jose	Consolidated
Provisional Sales	16,914,394	21,817,857	38,732,251	20,980,783	18,707,113	39,687,896
Adjustments *	(572,594)	(1,782,823)	(2,355,416)	223,218	(2,016,662)	(1,793,444)
Sales	16,341,801	20,035,034	36,376,835	21,204,001	16,690,451	37,894,452

Silver
Provisional Sales (oz)	546,633	848,156	1,394,789	466,492	469,858	936,350
Realized Price ($/oz)**	20.70	20.74	20.72	32.56	32.73	32.64
Net Realized Price ($/oz)***	17.96	18.95	18.56	28.30	29.71	29.01
Gold
Provisional Sales (oz)	642	6,158	6,801	440	3,710	4,150
Realized Price ($/oz)**	1,266.41	1,274.33	1,273.58	1,714.36	1,707.87	1,718.91
Net Realized Price ($/oz)***	1,013.68	933.06	940.67	1,206.60	1,279.55	1,271.81
Lead
Provisional Sales (000’s lb)	3,789	-	3,789	4,698	-	4,698
Realized Price ($/lb)**	0.96	-	0.96	1.00	-	1.00
Net Realized Price ($/lb)***	0.71	-	0.71	0.68	-	0.68
Zinc
Provisional Sales (000’s lb)	6,532	-	6,532	6,223	-	6,223
Realized Price ($/lb)**	0.86	-	0.86	0.89	-	0.89
Net Realized Price ($/lb)***	0.57	-	0.57	0.65	-	0.65

* Adjustments consists of mark-to-market and final price adjustments, and final assay adjustments

** Based on provisional sales before final price adjustments

***Net after payable metal deductions, treatment, and refining charges

     Treatment charges are allocated to the base metals in Caylloma and to gold in San Jose

Cost of sales for Q4 2013 increased 6% to $26.0 million (Q4 2012: $24.6 million), as direct mining costs increased $1.1 million to $20.1 million (Q4 2012: $19.0 million). Depletion and depreciation increased $0.5 million to $5.3 million (Q4 2012: $4.8 million). The Company has made a change in estimate, and commencing in the fourth-quarter of 2012 the amortization of depletable properties on a unit-of-production basis will be over the portion of inferred resources, in addition to the proven and probable reserves, expected to be extracted economically. The change was not applied to periods prior to Q4 2012.

Workers’ participation for San Jose remained at $0.1 million (Q4 2012: $0.1 million).

(Refer to non-GAAP financial measures for reconciliation of cash cost to the cost of sales.)

	Expressed in $ 000’s
	Three months ended December 31,
	2013			2012
	Caylloma	San Jose	Total	Caylloma	San Jose	Total
Direct mining costs [1]	$ 10.4	$ 9.7	$ 20.1	$ 11.0	$ 8.0	$ 19.0
Workers’ participation	0.3	0.1	0.4	0.3	0.1	0.4
Depletion and depreciation	2.0	3.3	5.3	2.8	2.0	4.8
Royalty expenses	0.2	-	0.2	0.4	-	0.4
	$ 12.9	$ 13.1	$ 26.0	$ 14.5	$ 10.1	$ 24.6

Management’s Discussion and Analysis Page - 20

1Direct mining costs includes salaries and other short-term benefits, contractor charges, energy, consumables and production-related costs.

Selling, general and administrative expenses for Q4 2013 decreased 31% to $3.6 million (Q4 2012: $5.1 million), due to lower general and administrative expenses of $4.1 million (Q4 2012: $4.6 million), foreign exchange of negative $0.6 million (Q4 2012: positive $0.1 million), and lower share-based payments of $0.1 million (Q4 2012: $0.3 million).

Selling, general and administrative expenses consist primarily of corporate office and subsidiary expenses, such as salaries and payroll-related costs for executive and management. These expenses also include administrative, legal, financial, information technology, human and organizational development, procurement, and professional service fees. General and administrative expenses for Q4 2013 decreased 11% to $4.1 million (Q4 2012: $4.6 million), as the Company has undertaken cost-cutting measures since Q2 2013.

	Expressed in $ millions
	Three months ended December 31,
	2013				2012
	Corporate	Bateas	Cuzcatlan	Total	Corporate	Bateas	Cuzcatlan	Total
General and administrative expenses	$ 2.6	$ 0.7	$ 0.8	$ 4.1	$ 3.1	$ 0.7	$ 0.8	$ 4.6
Foreign exchange	(0.6)	-	-	(0.6)	-	(0.1)	0.2	0.1
Share-based payments	0.1	-	-	0.1	0.3	-	-	0.3
Workers’ participation	-	-	-	-	-	0.1	-	0.1
	$ 2.1	$ 0.7	$ 0.8	$ 3.6	$ 3.4	$ 0.7	$ 1.0	$ 5.1

Exploration and evaluation costs for Q4 2013 decreased to $nil (Q4 2012: $0.2 million) as a result of the Company’s reduction in its greenfields exploration program.

	Expressed in $ millions
	Three months ended December 31,
	2013	2012
Salaries, wages, and benefits	$-	$0.1
Direct costs	-	0.1
	$-	$0.2

Write-off of mineral properties, plant and equipment for Q4 2013 was $0.1 million and pertained to the San Luisito concessions (Q4 2012: $nil).

Impairment of mineral properties, plant and equipment for Q4 2013 of $15.0 million (Q4 2012: $nil) related to the impairment of Caylloma as a result of declining silver prices recorded in Q4 2013.

Impairment of inventories for Q4 2013 of $0.1 million (2012:$nil) related to the write-down of materials in inventory to its net realizable value.

Interest income for Q4 2013 amounted to $0.1 million (Q4 2012: $0.2 million).

Interest expense for Q4 2013 amounted to $0.2 million (Q4 2012: $0.1 million).

Management’s Discussion and Analysis Page - 21

Income taxes for Q4 2013 increased to $6.4 million (Q4 2012: recovery $0.5 million) because of the $4.8 million (Q4 2012: $nil) tax impact of the impairment charge for Caylloma, the deferred income tax provision of $7.7 million (Q4 2012: $nil) resulting from the Mexico special mining royalty, and a reduction of the tax base.

The income tax provision comprises $1.6 million (Q4 2012: $1.7 million) of current expense arising mainly from Peruvian operations and $4.8 million of deferred income tax (Q4 2012: recovery $2.2 million) arising from Peruvian and Mexican operations.

Non-GAAP Financial Measures

Adjusted Net Income (non-GAAP financial measure)

	Expressed in $ millions
	Three months ended December 31,		Years ended December 31,
	2013	2012	2013	2012
NET (LOSS) INCOME FOR THE PERIOD	$(14.9)	$8.5	$(19.1)	$31.5

Items of note, net of tax:
Write-off of mineral properties	-	-	0.4	2.6
Impairment of mineral properties, plant and equipment	10.2	-	20.4	-
Initial recognition impact of Mexican mining tax reform	7.7	-	7.7	-
ADJUSTED NET INCOME FOR THE PERIOD (1)	3.0	8.5	9.4	34.1

(1) A non-GAAP financial measure

Management’s Discussion and Analysis Page - 22

Operating cash flow per share before changes in working capital (non-GAAP financial measure)

	Expressed in $’000’s (except per share measures)
	Three months ended December 31,		Years ended December 31,
	2013	2012	2013	2012
Net (loss) income for the period	$(14,930)	$8,472	$(19,100)	$31,463
Items not involving cash	27,456	4,392	63,851	40,885
	$12,526	$12,864	$44,751	$72,348
Income taxes paid	(1,408)	(1,141)	(4,430)	(10,703)
Interest expense paid	(3)	(8)	(20)	(31)
Interest income received	69	150	608	611

Cash generated by operating activities before changes in working capital	$11,184	$11,865	$40,909	$62,225
Divided by
Weighted average number of shares (‘000’s)	125,974	124,412	125,553	123,585

Operating cash flow per share before changes in working capital (1)	$0.09	$0.10	$0.33	$0.50

(1) A non-GAAP financial measure

Cash cost per ounce of payable silver and cash cost per tonne of processed ore (non-GAAP financial measure)

Cash cost per ounce of payable silver and cash cost per tonne of processed ore are key performance measures that management uses to monitor performance. Management believes that certain investors also use these non-GAAP financial measures to evaluate the Company’s performance. Cash costs are an industry standard method of comparing certain costs on a per unit basis, however, they do not have a standardized meaning or method of calculation, even though the descriptions of such measures may be similar. These performance measures have no meaning under International Financial Reporting Standards (“IFRS”) and, therefore, amounts presented may not be comparable to similar data presented by other mining companies.

The following tables present a reconciliation of cash costs per tonne of processed ore and cash costs per ounce of payable silver to the cost of sales in the consolidated financial statements for the three months and the years ended December 31, 2013 and 2012.

Management’s Discussion and Analysis Page - 23

Consolidated Mine Cash Cost	Expressed in $’000’s		Expressed in $’000’s
	Q4 2013	YTD Q4 2013	Q4 2012	YTD Q4 2012

Cost of sales [1]	26,004	95,619	24,631	90,358
Add / (Subtract):
Change in concentrate inventory	562	(472)	394	430
Depletion and depreciation in concentrate inventory	(132)	194	(41)	23
Government royalties and mining taxes	(218)	(749)	(399)	(1,491)
Workers participation	(353)	(1,078)	(379)	(1,153)
Depletion and depreciation	(5,327)	(19,114)	(4,879)	(20,477)
Cash cost (A)	20,536	74,400	19,327	67,690

Cash cost (A)	20,536	74,400	19,327	67,690
Add / (Subtract):
By-product credits	(13,181)	(50,105)	(12,878)	(52,899)
Refining charges	1,809	6,794	2,051	7,790
Cash cost applicable per payable ounce (B)	9,164	31,089	8,500	22,581

Payable ounces of silver production (C)	1,396,295	4,420,241	960,194	3,788,369

Cash cost per ounce of payable silver ($/oz) (B/C)	6.56	7.03	8.85	5.96

1 Includes depletion, depreciation, distribution, community relations, government royalties and mining taxes, and workers participation

Management’s Discussion and Analysis Page - 24

San Jose Mine Cash Cost	Expressed in $’000’s		Expressed in $’000’s
	Q4 2013	YTD Q4 2013	Q4 2012	YTD Q4 2012

Cost of sales [1]	13,080	41,947	10,090	39,126
Add / (Subtract):
Change in concentrate inventory	462	105	115	(269)
Depletion and depreciation in concentrate inventory	(113)	117	16	146
Workers participation	(81)	(81)	(41)	(41)
Depletion and depreciation	(3,320)	(9,520)	(2,035)	(11,616)
Cash cost (A)	10,028	32,568	8,145	27,346

Total processed ore (tonnes) (B)	158,218	456,048	98,348	369,022

Cash cost per tonne of processed ore ($/t) (A/B)	63.38	71.41	82.82	74.10

Cash cost (A)	10,028	32,568	8,145	27,346
Add / (Subtract):
By-product credits	(6,017)	(19,775)	(4,916)	(23,146)
Refining charges	881	3,007	679	2,757
Cash cost applicable per payable ounce ( C)	4,892	15,800	3,908	6,957

Payable ounces of silver production (D)	880,961	2,421,383	466,622	1,851,718

Cash cost per ounce of payable silver ($/oz) (C/D)	5.55	6.53	8.38	3.76

Mining cost per tonne	34.21	34.50	40.36	33.43
Milling cost per tonne	14.27	16.95	17.84	17.96
Indirect cost per tonne	9.44	13.19	15.99	15.53
Community relations cost per tonne	1.08	1.88	3.52	2.09
Distribution cost per tonne	4.38	4.89	5.11	5.09
Total production cost per tonne	63.38	71.41	82.82	74.10

1 includes depletion, depreciation, distribution, community relations, government royalties and mining taxes, and workers participation

Management’s Discussion and Analysis Page - 25

Caylloma Mine Cash Cost	Expressed in $’000’s		Expressed in $’000’s
	Q4 2013	YTD Q4 2013	Q4 2012	YTD Q4 2012

Cost of sales [1]	12,924	53,672	14,541	51,232
Add / (Subtract):
Change in concentrate inventory	100	(577)	279	699
Depletion and depreciation in concentrate inventory	(19)	77	(57)	(123)
Government royalties and mining taxes	(218)	(749)	(399)	(1,491)
Workers participation	(272)	(997)	(338)	(1,112)
Depletion and depreciation	(2,007)	(9,594)	(2,844)	(8,861)
Cash cost (A)	10,508	41,832	11,182	40,344

Total processed ore (tonnes) (B)	116,127	458,560	115,522	462,222

Cash cost per tonne of processed ore ($/t) (A/B)	90.49	91.22	96.80	87.28

Cash cost (A)	10,508	41,832	11,182	40,344
Add / (Subtract):
By-product credits	(7,164)	(30,330)	(7,962)	(29,753)
Refining charges	928	3,787	1,372	5,033
Cash cost applicable per payable ounce ( C)	4,272	15,289	4,592	15,624

Payable ounces of silver production (D)	515,334	1,998,858	493,572	1,936,651

Cash cost per ounce of payable silver ($/oz) (C/D)	8.29	7.65	9.30	8.07

Mining cost per tonne	40.10	39.38	40.04	39.78
Milling cost per tonne	15.31	15.02	15.69	14.05
Indirect cost per tonne	24.95	23.55	27.82	24.83
Community relations cost per tonne	2.00	4.56	4.61	1.46
Distribution cost per tonne	8.13	8.71	8.64	7.16
Total production cost per tonne	90.49	91.22	96.80	87.28

1 includes depletion, depreciation, distribution, community relations, government royalties and mining taxes, and workers participation

Management’s Discussion and Analysis Page - 26

All-in cash cost per payable ounce of silver (non-GAAP financial measure)

The Company believes that “all-in sustaining costs” and “all-in costs” will better meet the needs of analysts, investors and other stakeholders of the Company in understanding the costs associated with producing silver, understanding the economics of silver mining, assessing our operating performance and also our ability to generate free cash flow from current operations and to generate free cash flow on an overall Company basis.

The Company, in conjunction with an initiative undertaken within the gold mining industry, has adopted an all-in sustaining cost performance measure; however, this performance measure has no standardized meaning. Effective June 30, 2013, the Company conformed its all-in sustaining definition to the measure as set out in the guidance note released by the World Gold Council (“WGC”) (a non-regulatory market development organization for the gold industry whose members comprise global senior gold mining companies) on June 27, 2013 and which is expected to be effective from January 1, 2014. The comparative periods have been restated accordingly.

“All-in sustaining costs” and “all-in costs” are intended to provide additional information only and do not have standardized definitions under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Although the WGC has published a standardized definition, companies may calculate these measures differently.

“All-in sustaining costs” include total production cash costs incurred at the Company’s mining operations, which forms the basis of the Company’s by-product cash costs. Additionally, the Company includes sustaining capital expenditures, corporate selling, general and administrative expenses, and brownfields exploration expenditures. The Company believes that this measure represents the total costs of producing silver from current operations, and provides the Company and other stakeholders of the Company with additional information of the Company’s operational performance and ability to generate cash flows. As the measure seeks to reflect the full cost of silver production from current operations, new project capital is not included. Certain other cash expenditures, including tax payments, dividends and financing costs are also not included. The Company reports this measure on a silver ounces sold basis.

The following tables provide a reconciliation of all-in sustaining costs per ounce to the consolidated financial statements for each of the three months and year ended December 31, 2013:

Management’s Discussion and Analysis Page - 27

Consolidated Mine All-in Cash Cost	Expressed in $’000’s		Expressed in $’000’s
	Q4 2013	YTD Q4 2013	Q4 2012	YTD Q4 2012
Cash cost applicable per payable ounce	9,164	31,089	8,500	22,581
Government royalty and mining tax	218	749	399	1,491
Workers’ participation	463	1,306	471	1,404
Selling, general and administrative expenses (operations)	1,336	6,084	1,595	6,575
Adjusted operating cash cost	11,181	39,228	10,965	32,051
Selling, general and administrative expenses (corporate)	2,537	10,253	3,154	11,615
Sustaining capital expenditures[1]	6,754	30,728	11,350	31,402
Brownfields exploration expenditures[1]	1,162	10,198	3,501	12,138
All-in sustaining cash cost	21,634	90,407	28,970	87,206
Non-sustaining capital expenditures[1]	1,196	8,910	697	772
All-in cash cost	22,830	99,317	29,667	87,978
Payable ounces of silver operations	1,396,295	4,420,241	960,194	3,788,369
All-in sustaining cash cost per payable ounce of silver	15.49	20.45	30.17	23.02
All-in cash cost per payable ounce of silver	16.35	22.47	30.90	23.22

San Jose Mine All-in Cash Cost	Expressed in $’000’s		Expressed in $’000’s
	Q4 2013	YTD Q4 2013	Q4 2012	YTD Q4 2012
Cash cost applicable per payable ounce	4,892	15,800	3,908	6,957
Workers’ participation	101	101	51	51
Selling, general and administrative expenses (operations)	743	3,347	835	3,333
Adjusted operating cash cost	5,736	19,248	4,794	10,341
Sustaining capital expenditures[1]	2,751	13,045	7,184	13,857
Brownfields exploration expenditures[1]	1,006	6,180	1,594	4,760
All-in sustaining cash cost	9,493	38,473	13,572	28,958
Non-sustaining capital expenditures[1]	1,196	8,910	697	772
All-in cash cost	10,689	47,383	14,269	29,730
Payable ounces of silver operations	880,961	2,421,383	466,622	1,851,718
All-in sustaining cash cost per payable ounce of silver	10.78	15.89	29.09	15.64
All-in cash cost per payable ounce of silver	12.13	19.57	30.58	16.06

1presented on a cash basis

Management’s Discussion and Analysis Page - 28

Caylloma Mine All-in Cash Cost	Expressed in $’000’s		Expressed in $’000’s
	Q4 2013	YTD Q4 2013	Q4 2012	YTD Q4 2012
Cash cost applicable per payable ounce	4,272	15,289	4,592	15,624
Government royalty and mining tax	218	749	399	1,491
Workers’ participation	315	1,158	393	1,305
Selling, general and administrative expenses (operations)	593	2,737	760	3,242
Adjusted operating cash cost	5,398	19,933	6,144	21,662
Sustaining capital expenditures[1]	4,003	17,683	4,166	17,545
Brownfields exploration expenditures[1]	156	4,018	1,907	7,378
All-in cash cost	9,557	41,634	12,217	46,585
Payable ounces of silver operations	515,334	1,998,858	493,572	1,936,651
All-in sustaining cash cost per payable ounce of silver	18.55	20.83	24.75	24.05
All-in cash cost per payable ounce of silver	18.55	20.83	24.75	24.05

1presented on a cash basis

Liquidity and Capital Resources

Full-Year 2013 Liquidity and Capital Resources

The Company’s cash and cash equivalents as at December 31, 2013, totalled $31.7 million (December 31, 2012: $58.7 million) and short term investments totalled $17.4 million (December 31, 2012: $6.0 million).

The $26.4 million decrease (2012: $19.9 million increase) in cash and cash equivalents at December 31, 2013, is due to cash provided by operating activities of $45.0 million, net cash used in investing activities of $71.7 million, and net cash provided by financing activities of $0.3 million. Exchange rate changes had a negative $0.6 million impact on cash and cash equivalents. Compared with 2012, the Company’s expenditures on mineral properties, plant and equipment increased $15.7 million, net redemptions of short term investments declined $23.1 million, and cash provided by operating activities decreased $8.9 million.

Working capital for the year ended December 31, 2013, decreased $21.0 million to $66.4 million. This reflects decreases in cash and cash equivalents of $27.0 million, accounts receivable and other assets of $10.0 million, assets held for sale of $0.1 million, and increases in provisions of $0.2 million. These decreases in working capital were offset by increases in short term investments of $11.4 million, in prepaid expenses of $0.3 million and in inventories of $2.6 million, and by decreases in trade and other payables of $1.7 million, in income tax payable of $0.1 million, and in the current portion of leases and long term liabilities of $0.2 million.

During the year ended December 31, 2013, cash generated by operating activities before changes in non-cash working capital items, income taxes paid, and interest income paid and received totalled $40.9 million (2012: $62.2 million). Net cash provided by operating activities was $45.0 million (2012: $53.9 million). This included income taxes paid and interest income paid and received of $3.8 million (2012: $10.1 million) and changes in non-cash working capital items of $4.0 million (2012: $8.4 million).

Cash used by the Company in investing activities for the year ended December 31, 2013, totalled $71.7 million (2012: $33.0 million) and comprised the following:

•

$12.1 million (2012: $11.0 million net redemptions) in net purchases of short term investments,

Management’s Discussion and Analysis Page - 29

•

$0.9 million (2012: $0.7 million) in net receipts on deposits on long term assets,

•

$nil (2012: $0.1 million) in proceeds on disposal of mineral properties, plant and equipment, and,

•

$60.5 million (2012: $44.8 million) in expenditures on mineral properties, plant and equipment.

Investing activities included $60.5 million of expenditures on mineral properties, plant and equipment that comprised $39.7 million of plant and equipment and mine development, $10.2 million of brownfields exploration, $10.0 million for the acquisition of the Taviche Oeste concession, and $0.6 million of greenfields exploration for the San Luisito concessions.

During the year ended December 31, 2013, cash provided by financing activities totalled $0.3 million (2012: used in $0.9 million) and comprised net proceeds on issuance of common shares of $0.7 million (2012: $0.7 million), the repayment of finance lease obligations of $0.4 million (2012: $0.8 million), and the repayment of long term debt of $nil (2012: $0.8 million).

On April 23, 2013, the Company entered into an amended and restated credit agreement with the Bank of Nova Scotia for a $40 million senior secured revolving credit facility (“credit facility”) to be refinanced or repaid on or within three years or before April 22, 2016.  The credit facility is secured by a first ranking lien on Bateas, Cuzcatlan, Continuum, and Barbados, and their assets and bears interest and fees at prevailing market rates. In the event that utilization under the credit facility is less than $10 million, a commitment fee of 1.0% per annum is payable quarterly on the unutilized portion of the available credit facility. No funds were drawn from this credit facility.

Management believes that the Company’s current operational requirements and capital projects can be funded from existing cash and cash equivalents, cash generated from operations, and the available credit facility. If future circumstances dictate an increased cash requirement and we elect not to delay, limit, or eliminate some of our plans, we may raise additional funds through debt financing, the issuance of hybrid debt-equity securities, or additional equity securities. If the Company needs to access the capital markets for additional financial resources, management believes the Company will be able to do so at prevailing market rates.

Fourth-Quarter 2013 Liquidity and Capital Resources

The capital of the Company consists of equity and an available credit facility, net of cash. The Board of Directors does not establish a quantitative return on capital criteria for management. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.

During the three months ended December 31, 2013, cash and cash equivalents increased $0.7 million (Q4 2012: decreased $1.8 million) to $31.7 million. The increase was due to cash provided by operating activities of $16.8 million, net cash used in investing activities of $16.0 million, net cash used in financing activities of $0.1 million, and the negative effect of exchange rate changes on cash and cash equivalents of $0.3 million. Compared with 2012, the Company’s expenditures on mineral properties, plant and equipment decreased $6.6 million, net purchases of short term investments increased $3.4 million, and cash provided by operating activities decreased $0.8 million.

Management’s Discussion and Analysis Page - 30

During the three months ended December 31, 2013, cash generated by operating activities before changes in non-cash working capital items, income taxes paid, and interest income paid and received was $11.2 million (Q4 2012: $11.9 million). Net cash provided by operating activities amounted to $16.8 million (Q4 2012: $17.6 million). This includes income taxes paid and interest income paid and received of $1.3 million (Q4 2012: $1.0 million) and changes in non-cash working capital items of $5.6 million (Q4 2012: $5.7 million).

Cash used by the Company in investing activities for the three months ended December 31, 2013, totalled $16.0 million (Q4 2012: $19.2 million) and comprised the following:

•

$7.4 million (Q4 2012: $4.0 million) in net purchases of short term investments,

•

$9.2 million (Q4 2012: $15.8 million) in expenditures on mineral properties, plant and equipment, and

•

$0.6 million (Q4 2012: $0.6 million) in net receipts on deposits on long term assets.

Investing activities included $9.2 million of expenditures on mineral properties, plant and equipment that comprised $7.9 million of plant and equipment and mine development, $1.2 million of brownfields exploration, and $0.1 million of greenfields exploration for the San Luisito concessions.

During the three months ended December 31, 2013, cash used in financing activities totalled $0.1 million (Q4 2012: $0.1 million) and comprised the repayment of finance lease obligations of $0.1 million (Q4 2012: $0.1 million).

Contractual Obligations

The Company expects the following maturities of its financial liabilities (including interest), finance leases, and other contractual commitments:

	Expressed in $ millions
	Expected payments due by period as at December 31, 2013
	Less than 1 year	1 - 3 years	4 -5 years	After 5 years	Total
Trade and other payables	$15.9	$-	$-	$-	$15.9
Income tax payable	0.1	-	-	-	0.1
Long term liabilities	0.2	2.4	-	-	2.6
Operating leases	0.6	1.1	0.3	-	2.0
Provisions	0.7	0.7	1.2	10.7	13.3
	$17.5	$4.2	$1.5	$10.7	$33.9

Operating leases includes leases for office premises, computer and other equipment used in the normal course of business.

Capital Commitments (expressed in $’000’s)

As at December 31, 2013, $361 of capital commitments not disclosed elsewhere in the Financial Statements, and forecasted to be expended within one year, includes the following: $nil mine and tailing dam development at the San Jose property; and $361 for the tailing dam infrastructure at Caylloma.

Management’s Discussion and Analysis Page - 31

Other Commitments (expressed in $’000’s)

The Company has a contract to guarantee power supply at its Caylloma mine.  Under the contract, the seller is obligated to deliver a "maximum committed demand" (for the present term this stands at 3,500 Kw) and the Company is obligated to purchase subject to exemptions under provisions of "Force Majeure".  The contract is automatically renewed every two years for a period of 10 years and expiring in 2017.  Renewal can be avoided without penalties by notification 10 months in advance of renewal date.

Tariffs are established annually by the energy market regulator in accordance with applicable regulations in Peru.  The commitment is $180 per month.

Operating leases includes leases for office premises, computer and other equipment used in the normal course of business.

The expected payments due by period as at December 31, 2013 are as follows:

	Expressed in $’000’s
	Expected payments due by period as at December 31, 2013
	Less than 1 year	1 - 3 years	4 -5 years	After 5 years	Total
Office premises – Canada	$79	$261	$177	$-	$517
Office premises – Peru	385	805	172	-	1,362
Office premises – Mexico	10	-	-	-	10
Total office premises	$474	$1,066	$349	$-	$1,889
Computer equipment – Peru	81	30	-	-	111
Computer equipment – Mexico	17	7	-	-	24
Total computer equipment	$98	$37	$-	$-	$135
Total operating leases	$572	$1,103	$349	$-	$2,024

Other Contingencies

The Company is subject to various investigations, claims, legal, labor and tax proceedings covering matters that arise in the ordinary course of business activities.  Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably to the Company.  Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company.  In the opinion of management none of these matters are expected to have a material effect on the results of operations or financial conditions of the Company.

During the year ended December 31, 2012, the Ministry of Mining and Energy (MEM) in Peru made an update to the approved Mining Environmental Liabilities List.  As at December 31, 2013, the Company has completed its evaluation of the mining concessions which are currently included on the list and has estimated the net cost of the mine closure liability of $350.  This estimate is included as part of the provisions.

Guarantees and Indemnifications (expressed in $’000’s)

The Company may provide guarantees and indemnifications in conjunction with transactions in the normal course of operations. These are recorded as liabilities when reasonable estimates of the obligations can be made. Indemnifications that the Company has provided include obligation to indemnify:

Management’s Discussion and Analysis Page - 32

➢

directors and officers of the Company and its subsidiaries for potential liability while acting as a director or officer of the Company, together with various expenses associated with defending and settling such suits or actions due to association with the Company;

➢

certain vendors of acquired company for obligations that may or may not have been known at the date of the transaction; and,

➢

the dollar value cannot be reasonably estimated.

The Caylloma mine closure plan was approved in November 2009 with total closure costs of $3,587 of which $1,756 is subject to annual collateral in the form of a letter of guarantee, to be awarded each year in increments of $146 over 12 years based on the estimated life of the mine.  In March 2013 the closure plan was updated with total closure costs of $7,996 of which $4,167 is subject to annual collateral in the form of a letter of guarantee.

Scotiabank Peru, a third party, has established a bank letter of guarantee on behalf of Bateas in favor of the Peruvian mining regulatory agency in compliance with local regulation and to collateralize Bateas’ mine closure plan, in the amount of $1,204 (2012: $585). This bank letter of guarantee expires on December 31, 2014.

In August 2013, Bateas obtained two bank letters of guarantee of a combined amount of $1,182 from Banco Continental in favor of the Peruvian Tax Authority SUNAT associated to a claim made by Bateas .

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements or commitments that are expected to have a current or future effect on our financial condition, results of operations, liquidity, capital expenditures, or capital resources that are material to investors, other than those disclosed in this MD&A and the consolidated financial statements and the related notes.

Related Party Transactions (expressed in $’000’s)

a)

Purchase of Goods and Services

The Company entered into the following related party transactions:

	Years ended December 31,
Transactions with related parties	2013	2012
Salaries and wages [1,2]	$86	$135
Other general and administrative expenses [2]	130	308
Leasehold improvements [2]	-	23
	$216	$466

1 Salaries and wages includes employees’ salaries and benefits charged to the Company based on a percentage of the estimated hours worked for the Company.

2 Radius Gold Inc. (“Radius”) has directors in common with the Company and shares office space, and is reimbursed for salaries and wages, general administration costs, and leasehold improvements incurred on behalf of the Company to June 30, 2012. Gold Group Management Inc. (“Gold Group”), which is owned by a director in common with the Company, provides various administrative, management, and other related services effective July 1, 2012.

Management’s Discussion and Analysis Page - 33

In January 2013, the Company issued 11,415 (2012: 8,605) common shares of the Company, at a fair market value of $4.38 (2012: $5.81) per share and paid $50 (2012: $50) cash to Radius, under the option to acquire a 60% interest in the Tlacolula silver project located in the State of Oaxaca, Mexico.

b)

Key Management Compensation

Key management includes all persons named or performing the duties of Vice-President, Chief Financial Officer, President, Chief Executive Officer, and non-executive Directors of the Company.  The compensation paid or payable to key management for services is shown below:

	Expressed in $’000’s
	Years ended December 31,
	2013	2012
Salaries and other short term employee benefits	$2,849	$2,789
Directors fees	409	388
Consulting fees	175	180
Share-based payments	2,683	1,629
	$6,116	$4,986

Consulting fees includes fees paid to two non-executive directors in both 2013 and 2012.

c)

Period End Balances Arising From Purchases of Goods/Services

	Expressed in $’000’s
Amounts due from related parties	December 31, 2013	December 31, 2012
Owing from a company with common director [3]	$-	$5

3 Owing from a company controlled by a director of the Company at December 31, 2012.

On October 10, 2012, the Company paid Gold Group Management Inc., which is owned by a director in common with the Company, a retainer of $61 representing three months deposit under a services agreement effective July 1, 2012.

Subsequent to December 31, 2013, the Company entered into a sales transaction with a Company related by directors and officers in common for the sale of materials with a book value of $36 and a selling price of $37 resulted in a gain on sale of $1. Terms of payment are 180 days guaranteed by a bill of exchange.

	Expressed in $’000’s
Amounts due to related parties	December 31, 2013	December 31, 2012
Owing to company(ies) with common directors [4]	$20	$54

4 2013 Owing to Gold Group Management Inc. (“Gold Group)” who has a director in common with the Company. 2012 owing to Radius Gold Inc. (“Radius”) and Gold Group Management Inc. (“Gold Group”) whom have directors in common with the Company.

Management’s Discussion and Analysis Page - 34

Significant Accounting Judgments and Estimates

The preparation of the unaudited condensed interim consolidated financial statements (“Financial Statements”) requires management to make judgments and estimates that affect the reported amounts of assets and liabilities at the date of the Financial Statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these judgments and estimates. The Financial Statements include judgments and estimates which, by their nature, are uncertain. The impacts of such judgments and estimates are pervasive throughout the Financial Statements, and may require accounting adjustments based on future occurrences.  Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

Significant assumptions about the future and other sources of judgments and estimates that management has made at the statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

i.

Critical Judgments

•

The analysis of the functional currency for each entity of the Company. In concluding that the United States dollar functional currency for its Peruvian and Mexican entities and the Canadian and Barbados entities have a Canadian dollar functional currency, management considered the currency that mainly influences the cost of providing goods and services in each jurisdiction in which the Company operates. As no single currency was clearly dominant the Company also considered secondary indicators including the currency in which funds from financing activities are denominated and the currency in which funds are retained.

•

In concluding when commercial production has been achieved, the Company considered the following factors:

•

all major capital expenditures to bring the mine to the condition necessary for it to be capable of operating in the manner intended by management have been completed;

•

the mine or mill is operating as per design capacity and metallurgical recoveries were achieved; and,

•

the ability to sustain ongoing production of ore at a steady or increasing level.

•

The identification of reportable segments, basis for measurement and disclosure of the segmented information.

•

The determination of estimated useful lives and residual values of tangible and long lived assets and the measurement of depreciation expense.

•

The identification of impairment indicators, cash generating units and determination of carrying value or fair value less cost to sell and the write down of tangible and long lived assets.

•

Measurement of financial instruments involve significant judgments related to interpretation of the terms of the instrument, identification, classification, impairment and the overall measurement to approximate fair values.

ii.

Estimates

•

the recoverability of amounts receivable which are included in the consolidated statements of financial position;

Management’s Discussion and Analysis Page - 35

•

the estimation of assay grades of metal concentrates sold in the determination of the carrying value of accounts receivable which are included in the consolidated statements of financial position and included as sales in the consolidated statements of income;

•

the determination of net realizable value of inventories on the consolidated statements of financial position;

•

the estimated useful lives of property, plant and equipment which are included in the consolidated statements of financial position and the related depreciation included in the consolidated statements of income;

•

the determination of mineral reserves and the portion of mineral resources expected to be extracted economically, carrying amount of mineral properties, and depletion of mineral properties included in the consolidated statements of financial position and the related depletion included in the consolidated statements of income;

•

the review of tangible and intangible assets carrying value, the determination of whether these assets are impaired and the measurement of impairment charges or reversals which are included in the consolidated statements of income;

•

the assessment of indications of impairment of each mineral properties and related determination of the net realizable value and write-down of those properties where applicable;

•

the determination of the fair value of financial instruments and derivatives included in the consolidated statements of financial position;

•

the fair value estimation of share-based awards included in the consolidated statements of financial position and the inputs used in accounting for share-based compensation expense in the consolidated statements of income;

•

the provision for income taxes which is included in the consolidated statements of income and composition of deferred income tax asset and liabilities included in the consolidated statement of financial position;

•

the recognition of deferred income tax assets, amounts recorded for uncertain tax positions, the measurement of income tax expense and indirect taxes included in the consolidated statement of financial position;

•

the inputs used in determining the net present value of the liability for provisions related to decommissioning and restoration included in the consolidated statements of financial position; and,

•

the inputs used in determining the various commitments and contingencies accrued in the consolidated statements of financial position.

Financial Instruments and Related Risks (expressed in 000’s)

The Company is exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest risk, and price risk. The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

a)

Fair Value Measurements of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions (an exit price) regardless of whether that price is directly observable or estimated using another valuation technique. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (interest rate, yield curves), or inputs that are derived principally from or corroborated observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

Management’s Discussion and Analysis Page - 36

During the year ended December 31, 2013 there have been no transfers of amounts between Level 1, Level 2, and Level 3 of the fair value hierarchy.

i.

Assets and Liabilities Measured At Fair Value on a Recurring Basis

Fair Value Measurements

Expressed in $’000’s

	Quoted Prices in Active Markets for Identical Assets	Significant and Other Observable Inputs	Significant Unobservable Inputs	Aggregate Fair
At December 31, 2013	Level 1	Level 2	Level 3	Value
Cash and cash equivalents	$31,704	$-	$-	$31,704
Short term investments	17,411	-	-	17,411
Trade receivable from concentrate sales [1]	-	9,797	-	9,797
	$49,115	$9,797	$-	$58,912

1 Trade receivable from concentrate sales includes provisional pricing, and final price and assay adjustments. The fair value of trade receivable from concentrate sales resulting from provisional pricing reflect observable market commodity prices and thereby classified within Level 2 of the fair value hierarchy.

ii.

Fair Value of Financial Assets and Liabilities

	Expressed in $’000’s
	December 31, 2013		December 31, 2012
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Financial assets
Cash and cash equivalents [1]	$31,704	$31,704	$58,720	$58,720
Short term investments [1]	17,411	17,411	6,019	6,019
Trade receivable from concentrate sales [2]	9,797	9,797	15,158	15,158
Advances and other receivables	3,883	3,883	3,637	3,637
Due from related parties [1]	-	-	5	5
	$62,795	$62,795	$83,539	$83,539
Financial liabilities
Trade and other payables [1]	$15,272	$15,272	$16,700	$16,700
Due to related parties [1]	20	20	54	54
Leases and long term liabilities [3]	540	544	695	719
	$15,832	$15,836	$17,449	$17,473

Management’s Discussion and Analysis Page - 37

1 Fair value approximates the carrying amount due to short term nature and historically negible credit losses.

2 Trade receivable from concentrate sales includes provisional pricing, and final price and assay adjustments. The fair value of trade receivable from concentrate sales resulting from provisional pricing reflect observable market commodity prices and thereby classified within Level 2 of the fair value hierarchy.

3 Borrowing costs and deposits on long term assets includes the amortized value of long term receivables which approximates their fair value.

4 Leases and long term liabilities are recorded at amortized costs. The fair value of leases and long term liabilities are primarily determined using quoted market prices. Balance includes current portion of leases and long term liabilities.

b)

Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates.  The Company operates in Canada, Peru and Mexico and a portion of its expenses are incurred in Canadian dollars, nuevo soles, and Mexican pesos.  A significant change in the currency exchange rates between the United States dollar relative to the other currencies could have a material effect on the Company’s income, financial position, or cash flows.  The Company has not hedged its exposure to currency fluctuations.

As at December 31 2013, the Company is exposed to currency risk through the following assets and liabilities denominated in Canadian dollars, nuevo soles and Mexican pesos (all amounts are expressed in thousands of Canadian dollars, thousands of nuevo soles or thousands of Mexican pesos):

	Expressed in ‘000’s
	December 31, 2013				December 31, 2012
	Canadian Dollars	Nuevo Soles		Mexican Pesos	Canadian Dollars	Nuevo Soles		Mexican Pesos
Cash and cash equivalents	$2,699	S/.	619	$10,994	$4,231	S/.	1,389	$6,136
Short term investments	3,286		-	-	6,000		-	-
Accounts receivable and other assets	306		7,917	33,818	77		3,097	98,147
Deposits on long term assets and long term borrowing costs	355		-	-	-		-	-
Trade and other payables	(1,181)		(12,659)	(49,618)	(1,225)		(12,300)	(49,779)
Due to related parties	(22)		-	-	(54)		-	-
Provisions, current	-		(349)	(6,499)	-		(284)	(4,502)
Income tax payable	-		(2,213)	-	-		(326)	-
Leases and long term liabilities	(2,477)		-	(350)	(1,998)		-	(245)
Provisions	-		(18,544)	(45,499)	-		(19,560)	(39,323)
Total	$2,966	S/.	(25,229)	$(57,154)	$7,031	S/.	(27,984)	$10,434
Total US$ equivalent	$2,773		$(9,023)	$(4,371)	$7,053		$(10,970)	$802

Based on the above net exposure as at December 31, 2013, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the US dollar against the above currencies would result in an increase or decrease, as follows: impact to other comprehensive income of $308 (2012: $784) and a net loss of $1,489 (2012: net loss $1,130).

Management’s Discussion and Analysis Page - 38

c)

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.  The Company’s cash and cash equivalents and short term investments are held through large Canadian, international, and foreign national financial institutions.  These investments mature at various dates within one year.  All of the Company’s trade accounts receivables from concentrate sales are held with large international metals trading companies.

The Company’s maximum exposure to credit risk as at December 31, 2013 is as follows:

	Expressed in ‘000’s
	December 31, 2013	December 31, 2012
Cash and cash equivalents	$31,704	$58,720
Short term investments	17,411	6,019
Accounts receivable and other assets	17,040	27,032
Due from related parties	-	5
	$66,155	$91,776

The carrying amount of financial assets recorded in the financial statements represents the Company’s maximum exposure to credit risk. The Company believes it is not exposed to significant credit risk and overall, the Company’s credit risk has not declined significantly from the prior year.

d)

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company manages liquidity risk by continuing to monitor forecasted and actual cash flows.  The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its development plans. The Company strives to maintain sufficient liquidity to meet its short term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash, short term investments, and its committed liabilities.

(Refer to Contractual Obligations for the expected payments due as at December 31, 2013.)

Significant Changes in Accounting Policies including Initial Adoption

The Company has adopted the following accounting standards along with any consequential amendments, effective January 1, 2013:

IAS 1 Presentation of Financial Statements (Amendment); IAS 16 Property, Plant, and Equipment (Amendment); IAS 32 Financial Instruments: Presentation (Amendment); IAS 34 Interim Financial Reporting (Amendment); IAS 34 (Amendment); IFRS 7 Financial Instruments: Disclosures in Respect of Offsetting (Amendment); IFRS 10 Consolidated Financial Statements; IFRS 11 Joint Arrangements; IFRS 12 Disclosure of Interests in Other Entities; IAS 19 Employee Benefits; IAS 27 Separate Financial Statements; and, IAS 28 Investments in Associates and Joint Ventures.

Management’s Discussion and Analysis Page - 39

The Company has adopted the above amendments which do not have a significant impact on the Company’s Financial Statements.

IFRS 13 Fair Value Measurement

The Company has adopted IFRS 13 and as a result has made updates to the disclosure of its financial instruments.

New Accounting Standards

The Company is currently assessing the impact of adopting the following new accounting standards, noted below, on the Company’s Financial Statements.

IAS 32 Financial Instruments - Presentation in Respect of Offsetting (Amendment)

The amendments to IAS 32 address inconsistencies in current practice when applying the requirements with regards to the offsetting of financial assets and financial liabilities.  The amendments are effective for annual periods beginning on or after January 1, 2014 and are required to be applied retrospectively.

IFRIC 21 - Levies

IFRIC 21 is an interpretation of IAS 37 Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”), on the accounting for levies imposed by governments.  IAS 37 sets out criteria for the recognition of a liability, one which is the requirement for the entity to have a present obligation as a result of a past event (“obligating event”).  IFRIC 21 clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy.  IFRIC 21 is effective for annual periods commencing on or after January 1, 2014.

IAS 36 - Impairment of Assets - Amendments for Recoverable Amount Disclosures for Non-Financial Assets

The amendment to IAS 36 Impairment of Assets to reduce the circumstances in which the recoverable amount of assets or cash-generating units is required to be disclosed, clarify the disclosures required, and to introduce an explicit requirement to disclose the discount rate used in determining impairment (or reversals) where recoverable amount (based on fair value less costs of disposal) is determined using a present value technique.  The amendment is effective for annual periods commencing on or after January 1, 2014.

IFRS 9 Financial Instruments - Classification and Measurement

IFRS 9, Financial Instruments: IFRS 9 introduces the new requirements for the classification, measurement and de-recognition of financial assets and financial liabilities.  The amendments are effective for annual periods beginning on or after January 1, 2015, with earlier application permitted.

IFRS 9 Financial Instruments (Hedge Accounting and amendments to IFRS 9, IFRS 7 and IAS 39) (Amendment)

The amendment to IFRS 9 Financial Instruments which includes the new hedge accounting requirements and some related amendments to IAS 39 Financial Instruments; Recognition and Measurement and IFRS 7 Financial Instruments; Disclosures.  IFRS 9 (2013) also replicates the amendments in IAS 39 in respect of novations. The amendments allow for early adoption of the requirement to present fair value changes due to own credit on liabilities designated as at fair value through profit or loss to be presented in other comprehensive income; and removes the January 1, 2015 effective date.

Management’s Discussion and Analysis Page - 40

Other Data

Additional information related to the Company is available for viewing at www.sedar.com and the Company’s website at www.fortunasilver.com.

Share Position and Outstanding Warrants and Options

The Company’s outstanding share position as at March 17, 2014 is 126,038,832 common shares. In addition, 6,371,823 incentive stock options are currently outstanding as follows:

Type of Security	No. of Shares	Exercise Price (CAD$)	Expiry Date

Incentive Stock Options:	1,651,244	$4.46	June 8, 2014
	1,985,866	$4.03	May 29, 2015
	160,000	$1.35	February 5, 2016
	10,000	$1.75	May 8, 2016
	1,134,885	$3.38	May 29, 2016
	153,800	$1.55	July 5, 2016
	127,900	$1.66	July 10, 2016
	350,000	$2.22	January 11, 2017
	147,349	$6.67	February 20, 2017
	380,779	$3.79	July 31, 2017
	250,000	$0.85	October 5, 2018
	20,000	$0.85	November 5, 2018
TOTAL OUTSTANDING OPTIONS	6,371,823

Other Risks and Uncertainties

For further information regarding the Company’s operational risks, please refer to the section entitled “Description of the Business - Risk Factors” in the Annual Information form for the year ended December 31, 2012, available at www.sedar.com and the Company’s Annual Information Form for the year ended December 31, 2013 to  be filed on SEDAR.

Controls and Procedures

Disclosure Controls and Procedures

The Company’s management, with the participation of the Chief Executive Officer and the Chief Financial Officer, have evaluated the effectiveness of the Company’s  disclosure controls and procedures (as defined in the rules of the SEC and the Canadian Securities Administrators (“CSA”) as of December 31, 2013, and have concluded that such disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 and Canadian securities laws is (i) recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and Canadian securities laws and (ii) accumulated and communicated to them Company’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

Management’s Discussion and Analysis Page - 41

Internal Control over Financial Reporting

The Company’s management, with the participation of its CEO and CFO, are responsible for establishing a system of internal control over financial reporting to provide reasonable assurance regarding the reliability and integrity of the Company’s financial information and the preparation of its financial statements in accordance with IFRS as issued by the IASB.

The Company’s management, including its CEO and CFO, believe that due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projection of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

There has been no change in the Company’s internal control over financial reporting that occurred during the year that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

Management concludes that, as of December 31, 2013, the Company’s internal control over financial reporting was effective and no material weaknesses were identified.

Qualified Person

Thomas I. Vehrs, Ph.D., Vice President of Exploration, is a Qualified Person for Fortuna Silver Mines Inc. as defined by National Instrument 43-101.  Dr. Vehrs is a Founding Registered Member of the Society for Mining, Metallurgy, and Exploration, Inc. (SME Registered Member Number 3323430RM) and is responsible for ensuring that the technical information contained in this Management’s Discussion and Analysis is an accurate summary of the original reports and data provided to or developed by Fortuna Silver Mines Inc.

Cautionary Statement on Forward-Looking Statements

Certain statements contained in this MD&A and any documents incorporated by reference into this MD&A constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Section 21E of the United States Securities Exchange Act of 1934, as amended, and forward-looking information within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). Forward-looking statements express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) and are not statements of historical fact. Forward-looking statements relate to, among other things:

Management’s Discussion and Analysis Page - 42

•

mineral “reserves” and “resources” as they involve the implied assessment, based on estimates and assumptions that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future;

•

timing of the completion of construction activities at the Company’s properties and their completion on budget;

•

production rates at the Company’s properties;

•

cash cost estimates;

•

timing to achieve full production capacity at the Company’s properties;

•

timing for completion of infrastructure upgrades related to the Company’s properties;

•

timing for delivery of materials and equipment for the Company’s properties;

•

the sufficiency of the Company’s cash position and its ability to raise equity capital or access debt facilities;

•

the Company’s planned processing, and estimated major investments for mine development, tailings dam expansion, the water evaporation control project and brownfields exploration, at the San Jose property in 2014;

•

the Company’s expectation for an additional processing plant expansion to 2,000 tpd by the beginning of the second quarter of 2014 resulting in an increase in production without incurring additional capital investments at the San Jose property;

•

the Company’s intention to conduct engineering studies to assess a further expansion beyond 2,000 tpd at the San Jose property;

•

the Company’s planned processing, estimated capital expenditures, and anticipated major investments for mine development, maintenance and energy, and brownfields exploration, at the Caylloma property during 2014;

•

the Company’s plans for the 2014 brownfields exploration program at the Caylloma property;

•

management’s belief that the Company’s current operational requirements and capital projects can be funded from existing cash and cash equivalents, cash generated from operations, and the available credit facility;

•

management’s belief that if the Company needs to access the capital markets for additional financial resources, the Company will be able to do so at prevailing market rates;

•

the expected maturities of the Company’s financial liabilities, finance leases and other contractual commitments; and

•

management’s expectation that none of the investigations, claims, and legal, labor and tax proceedings arising in the ordinary course of business will have a material effect on the results of operations or financial conditions of the Company.

Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company as at the date of such statements, are inherently subject to significant business, economic, social, political and competitive uncertainties and contingencies and other factors that could cause actual results or events to differ materially from those projected in the forward-looking statements. The estimates and assumptions of the Company contained or incorporated by reference in this MD&A which may prove to be incorrect, include, but are not limited to, (1) that all required third party contractual, regulatory and governmental approvals will be obtained for the development, construction and production of its properties, (2) there being no significant disruptions affecting operations, whether due to labor disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; (3) permitting, development, expansion and power supply proceeding on a basis consistent with the Company’s current expectations; (4) currency exchange rates being approximately consistent with current levels; (5) certain price assumptions for silver, gold, lead, zinc and copper; (6) prices for and availability of natural gas, fuel oil, electricity, parts and equipment and other key supplies remaining consistent with current levels; (7) production forecasts meeting expectations; (8) the accuracy of the Company’s current mineral resource and reserve estimates; (9) labor and materials costs increasing on a basis consistent with the Company’s current expectations; and (10) assumptions made and judgments used in engineering and geological interpretation.

Management’s Discussion and Analysis Page - 43

In addition, there are known and unknown risk factors which could cause the Company’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include, risks associated with mineral exploration and project development; the need for additional financing; operational risks associated with mining and mineral processing; uncertainty relating to concentrate treatment charges and transportation costs; uncertainty relating to capital and operating costs, production schedules, and economic returns; uncertainties relating to general economic conditions; the Company’s substantial reliance on the Caylloma and San Jose mines for revenues; risks related to the integration of businesses and assets acquired by the Company; risks associated with entering into commodity forward and option contracts for base metals production; potential conflicts of interest involving the Company’s directors and officers; the risk that monies allotted for land reclamation may not be sufficient; risks associated with potential legal proceedings; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, Mexico, the United States, Peru or other countries in which the Company does or may carry on business; the possibility of cost overruns or unanticipated expenses; fluctuations in silver, lead, zinc and copper prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; currency exchange rate fluctuations; competition; and other risks and uncertainties, including those described in the “Risks and Uncertainties” section in the MD&A and in the “Risk Factors” section in the Company’s Annual Information Form for the financial year ended December 31, 2012 filed with the Canadian Securities Administrators and the U.S. Securities and Exchange Commission and available at www.sedar.com and www.sec.gov.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. These forward-looking statements are made as of the date of this MD&A. There can be no assurance that forward looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements. Except as required by law, the Company does not assume the obligation to revise or update these forward looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events.

Management’s Discussion and Analysis Page - 44